PRIORITY TECHNOLOGY HOLDINGS, INC.

2001 Westside Parkway

Suite 155
Alpharetta, GA 30004

August 17, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Danilo Castelli

Re:	Priority Technology Holdings, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-226713)

Dear Mr. Castelli:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on August 20, 2018, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

The Company hereby acknowledges that, if the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declares the filing effective, such action:

●	does not foreclose the Commission from taking any action with respect to the filing;

●	does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to John Mahon of Schulte Roth & Zabel LLP at (202) 729-7477.

Very truly yours,

PRIORITY TECHNOLOGY HOLDINGS, INC.

By:	/s/ Thomas Priore
Name: Thomas Priore
Title: Executive Chairman